ACTION BY WRITTEN CONSENT

OF THE

SOLE DIRECTOR OF

INFORM WORLDWIDE HOLDINGS, INC.

The undersigned, being the sole director of Inform Worldwide Holdings, Inc., a Florida corporation (the “Corporation”), hereby adopts the following resolutions by written consent:

WHEREAS, Toni Purvis Teresi has served as the Chief Operating Officer of the Corporation since May 2, 2008.

WHEREAS, Toni Purvis Teresi desires to resign in her capacity of Chief Operating Office of the Corporation.

RESOLVED, that the resignation of Toni Purvis Teresi as Chief Operating Officer of the Corporation is hereby accepted:

RESOLVED, that each officer of the Corporation be, and each of them hereby is, authorized to certify as to the adoption of the foregoing resolution.

This action effective the 27th day of August 2008.

/s/ Ashvin Mascarenhas
Ashvin Mascarenhas